UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number: 0-20828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danka 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danka Business Systems PLC

11101 Roosevelt Boulevard

St. Petersburg, Florida 33716.

REQUIRED INFORMATION

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

DANKA 401(K) PROFIT SHARING PLAN

Audited Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Certified Public Accountants)

Danka 401(K) PROFIT SHARING PLAN

Audited Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator

Danka 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the Danka 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

June 26, 2006

Danka 401(k) Profit Sharing Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	December 31,
	2005	2004
Cash	$492,146	$286,899

Investments at fair value
Common stocks	14,616,080	23,807,952
Common trusts	56,567,653	62,980,213
Mutual funds	109,295,589	110,770,231
Participants’ loans	4,440,978	5,095,664

Total investments	184,920,300	202,654,060

Accrued interest income	85,472	77,459
Participants’ contributions receivable	226,741	259,314

Net assets available for benefits	$185,724,659	$203,277,732

See accompanying notes to financial statements

Danka 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment Income:
Interest	$262,115	$311,949
Dividends	5,295,706	3,754,356
Net appreciation (depreciation) in fair value of investments	(4,505,628)	2,429,878

Total investment income	1,052,193	6,496,183

Participants’ contribution	8,137,886	9,104,079

Total additions	9,190,079	15,600,262

Deductions from net assets attributed to:
Participants’ distributions	26,721,046	27,304,993
Administrative expenses	22,106	20,084

Total deductions	26,743,152	27,325,077

Net decrease	(17,553,073)	(11,724,815)
Net assets at beginning of year	203,277,732	215,002,547

Net assets at end of year	$185,724,659	$203,277,732

See accompanying notes to financial statements

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The Danka 401(k) Profit Sharing Plan (the Plan) was adopted by Danka Office Imaging Company (the Sponsor or Employer) on August 8, 1984, effective January 1, 1984. The following description of the Plan provides only general information. The Plan document should be referred to for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that contains an employee salary deferral arrangement under Internal Revenue Code Section 401(k). Employees are eligible to participate immediately as of the first payroll date following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

(b)	Amendments

Effective January 1, 2004, the Sponsor amended and restated the Danka 401k Profit Sharing Plan. Changes included the removal of the percentage compensation limitation on elective contributions that a participant may elect to have contributed to the plan and the elimination of the installment payment form of benefit distribution. Lump sum payments are the only form of benefit distribution available after January 31, 2005.

Effective March 28, 2005, the Sponsor amended the Plan to pay a distribution in a direct rollover to an individual retirement account designated by the Plan Administrator in the event of a mandatory distribution greater than $1,000, but less than $5,000, if the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with the Plan.

(c)	Contributions

The Plan provides that contributions each year will consist of (a) voluntary employee contributions equal to the amount of total compensation that each participant has elected to defer and (b) a discretionary employer-matching contribution, as approved by the Board of Directors. Total elective deferrals for any individual participant cannot exceed $14,000 for 2005 and $13,000 for 2004. In the case of certain highly compensated individuals, additional restrictions may be applicable.

Contributions are credited to the individual account of each participant. The Plan allows participants to direct the investment of their contributions into 25 different investment options including Danka Business Systems PLC common stock. Employer contributions are recorded in the Plan year of Board approval. There were no employer contributions recorded in 2005 or 2004. Participants aged 50 or over during the plan year can also make additional catch-up contributions of up to $4,000 and $3,000 for 2005 and 2004, respectively.

(d)	Participant Accounts

Each participant’s account is self-directed and is credited with the participant’s contribution, the Sponsor’s matching contribution, if applicable, and an allocation of Plan earnings and investment gains or losses on Plan investments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2005 and 2004

(e)	Vesting

Participants are immediately vested in their voluntary contributions and related net investment earnings. Vesting in Sponsor contributions is determined based upon a participant’s years of service. The following schedule indicates the vesting percentages for the 2005 and 2004 plan years:

Years of service	Vested percentage
Less than 1 year	0%
1	25%
2	50%
3	75%
4	100%

In the event of death or total and permanent disability, all amounts credited to such participant’s account shall become fully vested.

(f)	Forfeitures

At December 31, 2005 and 2004, unallocated forfeited nonvested accounts totaled $698,724 and $526,103, respectively. Forfeitures generated during 2005 and 2004 were $236,186 and $41,005, respectively. Forfeiture accounts are used to reduce the amount the Sponsor is required to contribute under terms of the Plan and to pay plan expenses. During 2005 and 2004, no forfeitures were used to offset employer contributions.

(g)	Participant Loans

Eligible participants, with a vested account balance of at least $2,000, may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participants’ loans fund. Loan terms range from six months to five years. The loans are secured by the balance in the participants’ accounts and bear interest at prime interest rate as of the last business day of the month preceding the month in which the loan is processed, plus 1%.

(h)	Payment of Benefits

Upon retirement, death or termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, a direct rollover or annuity payments for the life of the participant. Subsequent to January 31, 2005, a lump sum payment is the only allowable form of distribution.

(i)	Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to terminate the Plan. In the event of plan termination, each participant shall immediately become 100% vested and receive his individual account balance in accordance with the Plan provisions in effect at the time of the Plan termination.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2005 and 2004

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is determined as of the close of business on the last day of the plan year.

For common stock and mutual funds, fair value is determined by the last reported sales price on the last business day of the Plan year. For common and collective trusts, fair value is determined based on quoted redemption values. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded at the ex-dividend date.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004:

	2005	2004
Danka Business Systems PLC Common Stock	$13,966,094	22,665,326
ML Equity Index Trust	20,572,568	21,359,459
Davis New York Venture Fund	28,067,756	28,636,775
ML Retirement Preservation Trust	35,995,085	41,620,754
AIM Constellation Fund	12,866,195	14,089,166
ML Global Allocation Fund	12,453,354	12,707,974
ML US Government Mortgage Fund Class A	9,480,768	—	*

*	Less than 5% at December 31, 2004

During 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(4,505,628) and $2,429,878, respectively, as follows:

Investments at fair value as determined by quoted market price:

	2005	2004
Appreciation (depreciation)
Common stocks	$(10,910,126)	$(8,848,421)
Common/collective trusts	931,402	2,088,801
Mutual funds	5,473,096	9,189,498

Net appreciation (depreciation) in fair value of investments	$(4,505,628)	$2,429,878

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2005 and 2004

(4)	Transactions With Parties-in-Interest

The Plan held investments in trust funds invested by the Trustee, which includes the common stock of the Sponsor, with a fair value of $99,109,871 and $115,103,114 at December 31, 2005 and 2004, respectively.

The Plan held investments in the common stock of the Sponsor with a fair value of $13,966,094 and $22,665,325 at December 31, 2005 and 2004, respectively.

(5)	Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(7)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the 2005 and 2004 Form 5500, respectively.

	2005	2004
Net assets available for benefits	$185,724,659	$203,277,732
Less benefits payable	399,691	289,167

Net assets available per Form 5500	$185,324,968	$202,988,565

Benefit payments per statement of changes	$26,721,046	$27,304,993
Plus benefits payable	399,691	289,167
Less prior year benefits payable	(289,167)	(190,500)

Net benefits payable per Form 5500	$26,831,570	$27,403,660

Danka Office Imaging Company

EIN: 59-3407614 Plan: 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Party Involved	Description of Investment	Fair Value
Common stocks:
*Danka Business System PLC	8,515,910 shares of Danka Business Systems PLC Common Stock	$13,966,094
Eastman Kodak	27,777 shares of Eastman Kodak Common Stock	649,987

	Total common stocks	14,616,080

Common/Collective Trusts:
* Merrill Lynch Trust Company	35,995,085 units of Merrill Lynch Retirement Preservation Trust	35,995,085
* Merrill Lynch Trust Company	221,092 units of Merrill Lynch Equity Index Trust	20,572,568

	Total common/collective trusts	56,567,653

Mutual Funds:
Davis Venture Advisors	823,826 units of Davis New York Venture Fund	28,067,756
AIM Management	477,410 units of AIM Constellation Fund	12,866,195
*Merrill Lynch Trust Company	735,145 units of Merrill Lynch Global Allocation Fund	12,453,354
*Merrill Lynch Trust Company	941,486 units of Merrill Lynch US Govt Mortgage Fund Class A	9,480,768
Templeton	713,775 units of Templeton Foreign Fund	9,029,254
Alliance	202,908 units of AllianceBerstein Small Cap	5,107,187
PIMCO	495,623 units of PIMCO Total Return Fund Class A	5,204,044
Seligman	139,529 units of Seligman Communications	3,807,736
Davis Venture Advisors	87,424 units of Davis Series Inc Real Estate	3,543,300
*Merrill Lynch Trust Company	77,813 units of Merrill Lynch Basic Value Fund	2,416,101
*Merrill Lynch Trust Company	94,148 units of Merrill Lynch Value Opportunities Fund	2,433,725
Davis Venture Advisors	35,659 units of Davis Series Financial Class A	1,536,900
*Merrill Lynch Trust Company	93,586 units of Merrill Lynch Fundamental Growth Fund Class A	1,792,176

Eaton Vance Worldwide	119,206 units of EV Worldwide Health Services	1,368,484
PIMCO	146,550 units of PIMCO Long-term US Government	1,612,053
Oakmark	61,725 units of Oakmark Equity & Income Fund	1,541,891
Franklin	44,412 units of Franklin Small-Mid Cap Growth Fund	1,695,213
Templeton	96,956 units of Templeton Developing Markets	2,269,751
JP Morgan	42,955 JP Morgan Mid-Cap Val A	1,012,878
ABN	11,968 units of ABN Amro/Veredus Aggressive Growth Fund	232,662
AIM	76,790 AIM International Growth Fund	1,822,994
*Merrill Lynch Trust Company	1,167 units of CMA Money Fund	1,167

	Total mutual funds	109,295,589

Loans:
Participants	Participant loans at interest rates of 6.25% to 8.00%	4,440,978

Total	Total	$184,920,300

*	Party-in-interest to the Plan

Historical Cost not presented as all investments are participant directed

SIGNATURES

The Danka 401(k) Profit Sharing Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Danka 401(k) Profit Sharing Plan
Dated: June 27, 2006

	By:	/s/ Keith J. Nelsen
(Signature)

	By:	Keith J. Nelsen
	Its:	Senior Vice President and General Counsel